December 1, 2023

Allison C. Handy
AHandy@perkinscoie.com
D. +1.206.359.3295
F. +1.206.359.4295

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attn:    Joanna Lam and Kimberly Calder

Re:	Alliant Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 24, 2023
File No. 001-09894

Dear Mses. Lam and Calder:

On behalf of our client, Alliant Energy Corporation (the “Company”), this letter confirms the Company’s request for an extension of time to respond to the comment letter from the Staff of the Division of Corporation Finance dated November 28, 2023, with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2022. As Ms. Lam discussed with a representative of the Company on December 1, 2023, the Company requires additional time to prepare its response and currently expects to respond no later than December 18, 2023.

If you have any questions regarding this letter, please contact me at (206) 359-3295.

Very truly yours,

/s/ Allison C. Handy
Allison C. Handy

cc: Robert Durian, Alliant Energy Corporation